Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 27, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Sonia Gupta Barros, Esq.

Re:	American Realty Capital Properties, Inc.
Amendment No. 2 to Form S-11
Filed May 2, 2011
File No. 333-172205

Dear Ms. Barros:

On behalf of our client, American Realty Capital Properties, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 23, 2011 (the “Comment Letter”), with respect to Amendment No. 2 to the Registration Statement on Form S-11 filed by the Company with the Commission on May 2, 2011 (No. 333-172205) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  Amendment No. 3 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter  have the meanings given to such terms in Amendment No. 3.

General

1)	We note your response to comment 2 of our letter dated April 14, 2011. We did not receive the supporting materials. We will continue to monitor for your response to this comment.

We advise the Staff that a letter was sent to the Commission on May 24, 2011 in response to the referenced comment.

2)
We note your disclosure that MFFO provides useful supplemental information that is comparable with other companies that do not currently engage in acquisition activities.  Please provide more detailed disclosure on why a comparison to companies that do not currently engage in acquisition activities is useful to investors given that a key aspect of your business strategy is to acquire assets.  If you believe that MFFO may be useful for an investor assessing the sustainability of current operating performance in the future, after the acquisition and offering stage, please provide more detailed disclosure on the limits of this usefulness.  To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors.  In addition, we note your disclosure that exclusion of impairments is appropriate because this more appropriately presents the operating performance of your real estate investments on a comparative basis.  Please also revise your disclosure to expand the limitations of excluding impairments, including that impairments indicate that the property’s operating performance has been permanently affected.

We advise the Staff that references to MFFO have been removed from the prospectus.  As a result, the requested revisions are no longer applicable.

3)	We refer to the call option you have granted Ladenburg Thalmann & Co., Inc. Please note that our review of this feature is still pending. We may have further comments.

We acknowledge that the review of the call option granted to Ladenburg Thalmann & Co. Inc. is pending and that the Staff may have further comments.

Cover Page

4)
We note your response to comment 4 of our letter dated April 14, 2011.  In response to our comment, you removed all references to Realty Capital Securities as your dealer manager.  Please note that Realty Capital Securities should be identified on the cover as one of your dealer managers.  However, it should not be identified at the bottom of the cover page because this is not a firm commitment underwritten offering.  Please revise your disclosure on the cover accordingly.

We advise the Staff that the cover of the prospectus has been revised to name Realty Capital Securities as a co-dealer manager of the offering (together with Ladenburg Thalmann & Co. Inc.), but not at the bottom of the page.

Prospectus Summary, page 1

Our Manager and ARC, page 3

5)
We note your response to comment 8 of our letter dated April 14, 2011.  Please revise your disclosure to disclose any adverse experiences of your sponsor and its affiliates, including experience prior to 2007.

We advise the Staff that the prospectus has been revised to disclose any adverse experiences of the sponsor and its affiliates since their inception.

Dilution, page 64

6)
We note your revisions to your dilution table.  We are unable to determine how you arrived at ‘Tangible net book value per share as of December 31, 2010, before the formation transactions and the offering’ or ‘Increase in pro forma tangible net book value per share attributable to the offering’ for the maximum offering column.  Please advise or revise.

We advise the Staff that the numbers for “Tangible net book value per share before the formation transactions and the offering” and for “Increase in pro forma tangible net book value per share attributable to the offering” for the maximum offering column were incorrect because of a calculation error and have been revised.

Distribution Policy, page 67

7)
We note that your estimated cash available for distribution is not sufficient to cover your proposed dividend.  Please add a risk factor to address this shortfall in the summary and risk factor sections of the prospectus.  Additionally, please provide disclosure regarding the amount of the shortfall if your dealer-manager exercises the call option.

We advise the Staff that a footnote has been added to the distribution table disclosing the additional amount of the shortfall if the dealer manager call option is exercised.  Please note that the prospectus summary and the risk factors sections of the prospectus each include two risk factors addressing the fact that estimated cash available for distribution may not be sufficient to cover the proposed dividend.  Please see the prospectus summary section on page 12 (“our administrative support agreement with ARC, which requires ARC to pay our general and administrative expenses to the extent the amount of our AFFO is less than the amount of distributions declared in respect of our OP units, expires one year after the date of the closing of this offering, and, as a result, we may be required to reduce our distributions to stockholders following the expiration of this agreement”) and page 13 (“the cash available for distribution to stockholders may not be sufficient to make distributions, nor can we assure you of our ability to make distributions in the future”).  Please see the risk factors section on page 46 (“We may be unable to pay or maintain distributions, especially if we raise substantially more than the minimum offering, from cash available from operations or increase distributions over time”) and page 47 (“We may be required to reduce our distributions to stockholders following the expiration of the administrative support agreement”).

8)
We note your response to comment 21 of our letter dated April 14, 2011.  We reissue our comment.  Please explain and quantify how you arrived at the estimates you have added back that are explained in footnotes 1 and 2 to the table.

We advise the Staff that, as disclosed in footnote 1 to the table, pursuant to the terms of the management agreement with the Manager, the asset management fee is paid only if the full amount of the distributions declared by the Company for the six immediately preceding months is equal to or greater than the amount of its AFFO. The estimated amount of $611,062 that was added back for the maximum offering is the amount of asset management fees that would be payable but deferred by the Manager pursuant to the management agreement in order to increase funds available for distributions by such amount.  Additionally, as disclosed in footnote 2 to the table, pursuant to the terms of the administrative support agreement with the Company’s sponsor, the sponsor has agreed to pay or reimburse the Company for certain of its general and administrative costs to the extent that the amount of its distributions declared during the one year period following the closing of this offering exceed the amount of its AFFO in order that such distributions to not exceed the amount of AFFO, computed without regard to such general and administrative costs paid for, or reimbursed, by the sponsor.  The estimated amount of $345,824 that was added back for the maximum offering is the estimated amount of general and administrative expenses that the Company will incur that would exceed funds available for distribution and that would be paid or reimbursed by the Company’s sponsor pursuant to the administrative support agreement.

RBS Citizens, N.A. and Citizens Bank of Pennsylvania, page F-49

9)
We note your response to our prior comment 30 and your revision to your filing beginning on page F-49.  Please revise your filing to provide equity statements, cash flow statements and financial statement footnotes for RBS Citizens, N.A. and Citizens Bank of Pennsylvania.

We advise the Staff that the financial statements have been revised to include equity statements.  Additionally, with respect to cash flow statements and financial statement footnotes, the Company submitted a letter to the Office of the Chief Accountant of the Commission on May 24, 2011 addressing these items and is awaiting the Staff's response thereto.

Exhibits

10)	We note your response to comment 44 of our letter dated April 14, 2011. We will continue to monitor for your response to this comment.

We ackowledge that the Staff will continue to monitor our response to this comment.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld, Esq.